SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nubank appoints Rob Livingston as Chief Financial Officer

São Paulo, June 1, 2026 – Nu Holdings Ltd. (NYSE: NU) (“Nu” or the “Company”), one of the world’s largest digital banking platforms, announced today that Rob Livingston has been appointed Chief Financial Officer (“CFO”) of the Company, effective July 13, replacing Guilherme Lago who will transition to the role of Special Advisor.

Mr. Lago will advise the Management Team of Nu Holdings and its Audit and Risk Committee on corporate development and other strategic matters. He is expected to support an orderly transition of responsibilities through August 31.

Rob Livingston brings more than 30 years of experience in financial services across North America, Europe and Asia. He joins from Visa, where he recently served as CFO for North America, the company's largest business. Livingston will be responsible for leading Nu’s global finance organization, including capital and liquidity planning, financial reporting, corporate development, tax and investor relations.

This planned transition does not change Nubank’s operating model, risk appetite or long term strategy.

The Company thanks Mr. Lago for his significant contributions to Nu’s growth, profitability and financial discipline since joining in 2019.

The Company will keep the market informed of any new developments.

Investor Relations
Guilherme Souto
investors@nubank.com.br

Media Relations
Simone Iwasso
press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  June 1, 2026